DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05049019

March 28, 2005

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/28/2005

Re: General Motors Corporation
Incoming letter dated March 22, 2005

Dear Ms. Larin:

This is in response to your letter dated March 22, 2005 concerning the shareholder proposal submitted to GM by Robert D. Morse. On March 16, 2005, we issued our response expressing our informal view that GM could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that GM may exclude the proposal under rule 14a-8(i)(2) because GM's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, and therefore it appears that implementation of the proposal would result in GM's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

March 22, 2005

Robyn Manos
Special Counsel
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, SW
Washington, D.C. 20549

Re: Request for Reconsideration of March 16, 2005 Staff Response to No-Action Request

Dear Ms. Manos:

As I mentioned to you on the telephone today, I am sending you a courtesy copy of my letter requesting reconsideration of the Staff's position expressed in your March 16, 2005 letter to General Motors Corporation regarding the stockholder proposal submitted by Robert D. Morse.

Thank you for your cooperation in speaking with me. In 2003 I could not persuade your colleague Grace Lee that a statement regarding the potential for confusion should not be necessary for a finding that the proposal may be omitted under (i)(2), rather than (i)(3), and I seem to have developed a mental block on the whole subject. The good news is that the Staff's position is consistent; the bad news is that I seem to be consistent too.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

March 22, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, SW
Washington, D.C. 20549

Re: Request for Reconsideration of March 16, 2005 Staff Response to No-Action Request

Ladies and Gentlemen:

I am writing to request that the Staff reconsider its informal view, expressed in its letter of March 16, 2005 to General Motors Corporation (Exhibit A), that GM may not exclude the stockholder proposal submitted by Robert D. Morse.

In my original no-action request (Exhibit B), I stated that General Motors intended to omit the proposal, which would require GM to provide an option for stockholders to vote against a nominee for director, under Rule 14a-8(i)(2) (implementation would violate state law) and (3) (proxy statement would be false or misleading). The letter then explained that under Delaware corporation law, directors are elected by a plurality of votes rather than a majority, unless the corporation opts out of plurality voting, that GM has not opted out of plurality voting, and that the effect of a vote against a nominee as contemplated by the proposal would be the same as withholding a vote, as GM's proxy materials now provide. As a result, the letter stated, "Since applicable state law would give no effect to a vote 'against' a nominee, providing that choice would be ineffectual or cause GM to violate Delaware law." My original letter did not explicitly state the equally valid point that providing that choice would be impermissibly misleading to General Motors' stockholders.

If GM is not permitted to omit the proposal, its stockholders would be asked to consider a proposal that could confuse them into believing that, in a jurisdiction like Delaware that provides plurality voting for directors, the proposal if implemented would create some significant difference between withholding votes and voting against a candidate. Since the effect of a withheld vote and a negative vote would be identical for purposes of plurality voting, contrary to the implication of the proposal, the proposal may be excluded under paragraph (i)(3) of Rule 14a-8, since it would violate Rule 14a-9's prohibition on materially false or misleading

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

statements in proxy soliciting materials. Because neither GM's Certificate of Incorporation nor its bylaws opt out of the plurality voting other specified by Delaware law and because implementation of the proposal would result in false or misleading proxy material, the proposal should be considered excludable under Rule 14a-8(i)(2).

I am enclosing for filing six copies of this letter with all Exhibits, and concurrently providing a copy to the proponent, Mr. Morse. We anticipate that GM will begin printing its proxy materials during the first week in April, so I would appreciate your timely response. Please do not hesitate to call me at 313/665-4927 if you have any questions or comments.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c (w/encl.): Robyn Manos
Special Counsel
Securities and Exchange Commission

Robert D. Morse

Exhibit A

2005 SEC No-Act. LEXIS 413

Securities Exchange Act of 1934 -- Rule 14a-8(i)(2)

March 16, 2005

[*1] General Motors Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 16, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2005

The proposal requests that the board make a particular revision to its proxy materials.

We are unable to conclude that GM has met its burden of establishing that GM may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Robyn Manos
Special Counsel

INQUIRY-1: GM

General Motors Corporation
Legal Staff

MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

Exhibit B



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on August 31, 2004 from Robert D. Morse (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would require that "Management and Directors return the word 'Against' to all voting cards for the Year 2005 meeting".

General Motors intends to omit the proposal under Rule 14a-8(i)(2) (implementation would violate state law) and (3) (proxy statement would be false or misleading). To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

GM is incorporated in Delaware. Section 216(3) of the Delaware General Corporation Law provides that unless otherwise provided in the corporation's certificate of incorporation or bylaws, "Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." GM's certificate of incorporation does not deal with this issue at all, and section 1.7 of its bylaws states:

> At all meetings of stockholders for the election of directors a plurality of the voting power of the shares of stock present in person or represented by proxy and entitled to vote shall be sufficient. All other elections and questions shall, unless otherwise provided by law or by the certificate of incorporation or these bylaws, be decided by the vote of the holders of a majority of the voting power of the shares of stock entitled to vote thereon present in person or by proxy at the meeting.

(Exhibit B) Plurality voting, which therefore applies to the election of General Motors directors under Delaware law and the GM bylaws, provides that nominees for director who receive the greatest number of favorable votes are elected. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his election, that nominee would be elected as long as he received more votes in favor of his election than other nominees. Thus, in a corporation like General Motors that is subject to plurality voting under Delaware law, a vote "AGAINST" a candidate, as contemplated by the proposal, would not have any legal effect. Since applicable state law would give no effect to a vote "against" a nominee, providing that choice would be ineffectual or cause GM to violate Delaware law.

General Motors received a no-action letter permitting the exclusion of a similar proposal submitted by the proponent in 2003 on the grounds that implementation would cause GM to violate state law (April 2, 2003). A number of no-action letter have been issued permitting Delaware corporations that are subject to plurality voting to omit this proposal under Rule 14a-8(i)(2). See, e.g., Avaya Inc. (November 4, 2004); Mattel, Inc. (February 21, 2003); AT&T Wireless Services, Inc. (January 24, 2003); Citigroup (January 2, 2003); Coca-Cola Company (January 2, 2003); Occidental Petroleum Corporation (January 2, 2003); Entergy Corporation (January 2, 2003); Lucent Technologies Inc. (November 18, 2002); Visteon Corporation (February 20, 2002); Coca-Cola Company (February 6, 2002). No-action letters have also been issued regarding this proposal to companies incorporated in states which treat election of directors by plurality similarly to Delaware. See CSX Corporation (January 24, 2005) (Virginia); Exxon Mobil Corporation (January 18, 2005) (New Jersey); CSX Corporation (January 2, 2003) (Virginia); Hudson United Bancorp (January 2, 2003 and December 6, 2002) (New Jersey); Merck & Co., Inc. (January 2, 2003) (New Jersey); Exxon Mobil Corporation (December 24, 2002) (New Jersey).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Robert D. Morse